Exhibit 99.2

Management’s Discussion and Analysis

for the three and six months ended June 30, 2014

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	4
Highlights of Q2 2014	5
Q2 Operational Performance	7
2014 Operating outlook	17
Q2 2014 Project Development Update	17
Overview of Financial Results	18
Investments and Investment Income	23
Liquidity Position	24
Capital Resources	24
Financial Instruments	25
Contractual Commitments and Contingencies	26
Related party transactions	27
Subsequent events	27
Alternative Performance (Non-gaap) Measures	28
Risks and Uncertainties	34
Significant Judgements and Key Sources of Estimation Uncertainty in the Application of Accounting Policies	38
Changes in Accounting Standards	38
Disclosure Controls and Procedures	39

Management’s Discussion and Analysis of Financial Condition and Results of Operations

August 13, 2014

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2013 and the interim unaudited condensed consolidated financial statements for the three and six months ended June 30, 2014 and 2013 (“Q2 2014” and “Q2 2013”, respectively) and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2013.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “total cost per ounce of silver”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of all-in sustaining cost per silver ounce sold, total cost per ounce of silver, adjusted earnings and basic adjusted earnings, as well as the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Pan American Silver Corp.	3

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Mexico, Peru, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the NASDAQ Exchange (“NASDAQ”) in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of exploration, construction, operating, and financing knowledge and experience that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American Silver Corp.	4

Highlights of Q2 2014

OperationS & PROJECT DEVELOPMENT

•	Continued Strong Silver and Gold Production

Silver production was 6.56 million ounces in Q2 2014, a 0.37 million ounce (6%) increase from the 6.19 million ounces produced in the same period of 2013. Q2 2014 gold production of 37.7 thousand ounces (“koz”) was 7.8 koz higher (26%) than the 29.9 koz produced in Q2 2013. Silver production increased at all operations, with the exception of Alamo Dorado and Morococha. The most notable silver production improvements were from Dolores, which recorded an increase of 0.3 million ounces, and from La Colorada, Huaron and Manantial Espejo, which each recorded increases of about 0.1 million ounces. The improved gold production was driven by Dolores and Manantial Espejo, which each produced 3.5 koz more gold ounces in Q2 2014 than in Q2 2013. Both silver and gold production increases were primarily driven by higher stacking rates and recoveries at Dolores, and by significantly higher grades at Manantial Espejo.

•	Positive Dolores Preliminary Economic Assessment (“PEA”)

The Company announced positive results of a PEA to expand its Dolores mine by adding a milling and pulp agglomeration circuit to the processing flow sheet to enhance silver and gold recoveries of higher grade mineralization, and by developing an underground mine to extract mineral resources that exist beneath the ultimate open pit floor (the “Project”). The results of the PEA indicate that the Project has the potential to generate an estimated after-tax net present value of an incremental cash flow of $90 million at an 8% discount rate. This represents an internal rate of return of 33% and a capital payback period of 1.7 years, using the Company’s current reserve metal prices of $22 per ounce of silver and $1,300 per ounce of gold. The Project economics also remain robust at metal prices of $19 per ounce of silver and $1,200 per ounce of gold. The Project will increase average annual silver production at Dolores from 3.65 million ounces to 5.04 million ounces, while average annual gold production will increase from an estimated 111.0 koz ounces to 148.0 koz. The PEA contemplates an incremental capital investment of $105 million for the Project. Pan American has decided to defer making a construction decision for the next 9 to 12 months while it invests a modest amount of capital (estimated at $3.0 to $5.0 million) to proceed with additional studies, and continue the delineation of the underground accessible mineralization, in order to further de-risk the Project.

•	La Colorada Expansion Project On Schedule

Activities continued as planned for the La Colorada Expansion Project in Q2 2014.  Progress was achieved in the following key areas: (1) basic engineering was awarded and commenced for the plant expansion and the ball mill was purchased, (2) a geotechnical drilling program was initiated to pinpoint the optimum location of the future shaft, which is scheduled to commence sinking in early 2015, (3) underground advance continued with a total of 437 meters of development and (4) the community upgrade program continued with the construction of new housing units.

•	Continued Cost Control Discipline

The Company continued efforts on operational optimizations and cost cutting initiatives to realign the Company’s operational performance with the prevailing price environment and to ensure that we maintained our strong financial position. All-in sustaining cost per silver ounce sold (“AISCSOS”) declined by 15% in Q2 2014 relative to Q2 2013, down $3.31 to $18.23 per ounce. Actual AISCSOS for the first six months of 2014 were $16.82, 18% below the comparable figure from 2013, and beneath management’s guidance range of $17.00 to $18.00 per silver ounce for the full 2014 year.

Pan American Silver Corp.	5

Financial

•	Robust Revenue on Higher Quantities Sold

Revenue in Q2 2014 was $200.8 million, an increase of 14% compared to the same period of 2013. The increase in revenue was achieved despite lower realized prices for precious metals sold, including an over $3 per ounce decline in silver prices relative to a year ago. Partially offsetting the lower price environment, the Company sold 0.18 million more ounces of silver and 11.0 koz more ounces of gold in Q2 2014 than it did in Q2 2013.

•	Strong Mine Operating Earnings and Cash Flows

Pan American generated mine operating earnings of $10.2 million in the current quarter as compared to the $3.8 million achieved in Q2 2013, despite lower precious metals prices. Cash flow from operating activities was $48.7 million in Q2 2014, considerably better than the $0.5 million generated in Q2 2013 on improved cash operating margins and lower tax payments.

•	Return of Value to Shareholders

Strong operating cash flow facilitated the continued return of value to shareholders in Q2 2014 by way of $18.9 million in dividend payments. The Company’s quarterly dividend continues to be one of the highest in the industry at representing $0.50 per common share on an annual basis.

•	Healthy Liquidity, and Working Capital Position

The Company had cash and short term investment balances of $381.6 million and a working capital position of $647.5 million at June 30, 2014, a decrease of $12.7 million and $32.8 million, respectively, from March 31, 2014. The Company also declared the next quarterly dividend on August 13, 2014, of $0.125 per common share to shareholders of record as of the close on August 25, 2014. The Company reduced its total debt outstanding from $59.7 million to $47.9 million at the end of Q2 2014. These dividends are considered eligible dividends for the purposes of the Income Tax Act (Canada).

Pan American Silver Corp.	6

Q2 Operational Performance

•	Consolidated results

The following table reflects silver production and cash costs, net of by-product credits, at each of Pan American’s operations for Q2 2014 as compared to Q2 2013.

	Silver Production (ounces ‘000s)				Cash Costs(1) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
La Colorada	1,240	1,154	2,441	2,264	$8.26	$10.65	$8.20	$9.75
Alamo Dorado	1,023	1,320	1,934	2,588	$11.11	$7.25	$10.91	$7.13
Dolores	1,050	759	2,062	1,584	$12.36	$1.82	$12.14	$4.91
Huaron	920	789	1,750	1,546	$8.49	$17.29	$8.88	$16.55
Morococha(2)	540	555	1,130	1,079	$16.74	$20.88	$15.07	$21.89
San Vicente(3)	981	943	2,022	1,912	$12.96	$16.04	$12.84	$17.35
Manantial Espejo	810	666	1,840	1,491	$18.31	$18.86	$5.36	$12.36
Consolidated Total(4)	6,564	6,186	13,179	12,464	$12.06	$12.09	$10.15	$11.71
(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Unaudited Consolidated Financial Statements.
(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not add due to rounding.

Pan American produced 6.56 million ounces of silver in Q2 2014, a 0.4 million ounce or 6% increase from the 6.19 million ounces produced in Q2 2013. Increased silver production was achieved at all operations except for Alamo Dorado and Morococha. The primary drivers of improved silver production were higher stacking rates and recoveries at Dolores, higher grades at Manantial Espejo, and increased throughput rates at Huaron. These increases were offset by lower silver production at Alamo Dorado, which was primarily attributable to decreases in grades and recoveries from Q2 2013 levels.

Cash costs per payable ounce of silver produced, net of by-product credits (“Cash Costs”) on a consolidated basis for Q2 2014 were $12.06 per ounce, compared to $12.09 per ounce in Q2 2013. Cash Costs remained similar from a year ago as higher cash operating costs, primarily at Dolores, were offset by increased by-product credits, mostly from Huaron, Manantial Espejo and Dolores. Cash Costs for the six months ended June 30, 2014 (“H1 2014”), were $10.15 per ounce, 13% lower than the Cash Costs of $11.71 per ounce for the same period in 2013 (“H1 2013”), largely from the benefit of increased by-product credits from Manantial Espejo and Huaron.

Pan American Silver Corp.	7

	Silver Sold (ounces ‘000s)				AISCSOS(1) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
La Colorada	1,172	1,271	2,335	2,115	$12.20	$14.89	$11.36	$13.89
Alamo Dorado	1,012	1,400	2,020	2,894	$10.85	$9.53	$10.65	$8.80
Dolores	909	820	1,977	1,490	$28.80	$19.47	$24.90	$19.60
Huaron	836	614	1,488	1,356	$16.79	$32.08	$18.18	$28.77
Morococha(2)	521	449	1,018	979	$25.26	$34.31	$22.29	$39.28
San Vicente(3)	542	543	2,024	1,531	$21.23	$17.20	$17.81	$19.81
Manantial Espejo	1,120	839	1,985	1,757	$12.96	$32.73	$9.48	$22.50
Consolidated Total(4)	6,113	5,938	12,848	12,121	$18.23	$21.54	$16.82	$20.48

(1)	Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of AISCSOS.
(2)	Representing 100% of the Morococha silver sold.
(3)	Representing 100% of the San Vicente silver sold.
(4)	Totals may not add due to rounding.

AISCSOS in Q2 2014 and H2 2014 were $18.23 and $16.82 per ounce, respectively, a 15% and 18% decrease from those in Q2 2013 and H2 2013. The lower AISCSOS reflects an extensive range of cost cutting and productivity enhancing initiatives executed to realign the Company’s operational performance with the prevailing metals price environment. The favourable decrease in AISCSOS over the comparable 2013 periods was also the result of increased payable ounces of silver sold. Decreased costs were the result of reduced cost of sales, lower sustaining capital expenditures and a decline in discretionary expense items, such as exploration and project development expenses.

Pan American Silver Corp.	8

The following table sets out the Company’s by-product production for Q2 2014 and H1 2014, together with the average price for each by-product metal produced, with comparable quantities and prices for the respective 2013 periods:

	By-Product Production		Average By-Product Prices		By-Product Production		Average By-Product Prices
	Three months ended June 30,				Six months ended June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Gold – koz (1)	37.7	29.9	$1,288	$1,415	83.6	62.0	$1,291	$1,523
Zinc – kt(1)	11.4	10.6	$2,073	$1,840	22.8	20.3	$2,051	$1,937
Lead – kt(1)	4.0	3.5	$2,096	$2,053	7.6	6.7	$2,101	$2,177
Copper – kt(1)	1.9	1.3	$6,787	$7,148	3.6	2.3	$6,916	$7,540

(1)	Metal prices stated as dollars per tonne for zinc lead and copper, and dollars per ounce for gold.

Consolidated gold production in Q2 2014 was 37.7 koz compared to 29.9 koz produced in Q2 2013. This 26% increase was primarily driven by an additional 3.5 koz of gold produced from each of Dolores and Manantial Espejo. Increased gold production at Dolores was largely due to improved stacking rates and recoveries, while Manantial Espejo increases were driven mostly by improved gold grades.

Consolidated copper, zinc, and lead production increased from Q2 2013 levels by 49%, 7%, and 13%, respectively. Increased copper production is entirely attributable to Huaron’s copper production, which was driven by a 59% improvement in realized copper grades. The increase in zinc production came from the Company’s Peruvian operations and La Colorada. Peruvian zinc production benefited from superior zinc grades at Morococha, and from increased throughput and recoveries at Huaron. The improved La Colorada zinc production was the result of improved grades and increased throughput. Increased lead production from Q2 2013 levels resulted primarily from a 46% improvement in lead grades at Morococha.

Consolidated sustaining capital expenditure in Q2 2014 and H1 2014 was $24.4 million and $49.1 million, respectively, in-line with the Company’s guidance. The expenditures in both periods were largely comprised of pre-stripping activities at Dolores and Manantial Espejo, and tailings facility expansion at La Colorada. Investment capital expenditure in Q2 2014 and H1 2014 was $13.0 million and $26.2 million respectively, and was incurred on the La Colorada and Dolores projects.

Pan American Silver Corp.	9

•	La Colorada mine

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Tonnes milled - thousand	118.6	110.5	232.8	217.3
Average silver grade – grams per tonne	361	360	363	359
Average silver recovery - %	90.1	90.4	90.0	90.3
Silver(1) – koz	1,240	1,154	2,441	2,264
Gold – koz	0.61	0.70	1.31	1.30
Zinc – kt	1.92	1.71	3.81	3.48
Lead – kt	0.92	0.89	1.91	1.73

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products(2)	$8.26	$10.65	$8.20	$9.75
Total costs per ounce net of by-products (2)	$10.19	$12.51	$10.15	$11.55

Payable silver – koz	1,193	1,102	2,348	2,163

Sustaining capital expenditures – thousands(3)	$4,918	$5,864	$7,814	$10,072
(1)	Reported metal figures in the tables in this section are quantities of metal produced, unless otherwise noted.
(2)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(3)	Sustaining capital expenditures excluded $3.8 million and $7.5 million in Q2 2014 and H1 2014, respectively, related to investment capital incurred on the expansion project as disclosed in the Project Development Update and Alternative Performance (Non-GAAP) Measures sections.

The La Colorada mine was the Company’s largest silver producer during Q2 2014, with 1.24 million ounces produced in the quarter, up from the comparable quarter of last year on higher throughput rates.

Q2 2014 Cash Costs decreased over 22% from those in Q2 2013, dropping from $10.65 per ounce to $8.26 per ounce. This $2.39 per ounce decrease was almost exclusively the result of ongoing cost control initiatives and also benefitting from a 4% local currency devaluation. By-product credits remained steady as increased base metal production was offset by lower gold production and gold prices.

Sustaining capital expenditures at La Colorada during Q2 2014 totalled $4.9 million. The sustaining capital was mainly spent on tailings dam expansion, development drilling, equipment replacements and overhauls, and infrastructure upgrades. This capital excludes the $3.8 million in expansionary capital spent during the quarter on project development which is further described in the Q2 2014 Project Development Update section of this MD&A.

Pan American Silver Corp.	10

•	Alamo Dorado mine

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Tonnes milled– thousand	455.7	464.8	805.4	869.1
Average silver grade – grams per tonne	83	100	90	107
Average gold grade – grams per tonne	0.40	0.28	0.40	0.31
Average silver recovery - %	81.7	88.0	81.4	87.7
Silver – koz	1,023	1,320	1,934	2,588
Gold – koz	4.77	3.93	8.28	7.07
Copper – tonnes	-	30	20	50

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (1)	$11.11	$7.25	$10.91	$7.13
Total costs per ounce net of by-products (1)	$13.82	$11.05	$14.16	$10.85

Payable silver – koz	1,020	1,310	1,924	2,572

Sustaining capital expenditures – thousands	$115	$2,490	$205	$4,798
(1)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at Alamo Dorado during Q2 2014 continued to decline as expected, relative to production for the same period last year, mainly as a result of lower silver grades and reduced recoveries.

Cash Costs for Q2 2014 were $11.11 per ounce, a 53% increase from the $7.25 Cash Costs in Q2 2013. The increased Cash Costs resulted primarily from increased waste mining rates partially offset by greater by-product gold production from higher gold grades.

Sustaining capital expenditures at Alamo Dorado was $0.1 million during Q2 2014 primarily for laboratory upgrades, tailings facility expansion and satellite mineral concession acquisitions.

Pan American Silver Corp.	11

•	Dolores mine

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Tonnes milled –thousand	1,523.7	1,308.4	3,065.9	2,695.6
Average silver grade – grams per tonne	38	43	38	45
Average gold grade – grams per tonne	0.42	0.46	0.40	0.44
Average silver recovery - %	57.0	41.6	55.6	40.2
Average gold recovery - %	82.6	70.0	86.6	73.5
Silver – koz	1,050	759	2,062	1,584
Gold – koz	16.96	13.49	33.39	27.99

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (1)	$12.36	$1.82	$12.14	$4.91
Total costs per ounce net of by-products (1)	$29.83	$15.46	$29.64	$18.58

Payable silver – koz	1,047	757	2,055	1,580

Sustaining capital expenditures - thousands (2)	$6,406	$8,807	12,844	$16,440
(1)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.
(2)	Sustaining capital expenditures excludes $9.1 million and $18.7 million in Q2 2014 and H1 2014, respectively, related to investment capital incurred on projects discussed below, and in the Project Development Update and Alternative Performance (Non-GAAP) Measures sections.

In Q2 2014 the Dolores mine produced 1.05 million ounces of silver and 17.0 koz of gold, which was 0.29 million ounces, and 3.5 koz higher than Q2 2013 production, or 38% and 26% increases from Q2 2013 silver and gold production, respectively. The improved silver and gold production was the result of improved throughput, recoveries, and grades from a year ago. Improved recoveries in 2014 continued to be realized from the benefits of a multi-stage leach process, whereby solutions recovered from leaching of ore stacked on pad 2 were further enriched by leaching newly stacked ore on pad 3. In addition the benefit of the increased heap leach surface area on pad 3 continues to allow for longer primary leach cycle times, further enhancing recovery rates from previously experienced levels.

The substantial increase from the $1.82 Cash Costs in Q2 2013 to $12.36 in the current quarter was mostly attributable to increased cash operating costs, with the remainder resulting from decreased by-product credits per payable silver ounce. The apparent increase in operating costs from the prior year was, however, the result of the Q2 2013 costs benefiting from a non-recurring inventory adjustment that significantly lowered the operating costs reported for that period. The decreased by-product credits per ounce of silver resulted from a decline in gold prices and an increased volume of silver production relative to gold. The Q2 2014 Cash Costs, although higher than those in Q2 2013 due mainly to the prior year inventory adjustment, were in-line with both the Company’s guidance and with Cash Costs in recent quarters.

Sustaining capital expenditures at Dolores in Q2 2014 totalled $6.4 million which was mainly spent on stripping activities. This capital excludes $9.1 million in project capital spent during the quarter on Dolores project development, which is further described in the Q2 2014 Project Development Update section of this MD&A.

Pan American Silver Corp.	12

•	Huaron mine

	Three month ended June 30,		Six months ended June 30
	2014	2013	2014	2013
Tonnes milled– thousand	221.0	193.2	430.2	376.3
Average silver grade – grams per tonne	156	159	151	159
Average zinc grade - %	2.53	2.55	2.50	2.51
Average silver recovery - %	83.8	82.4	83.5	82.1
Silver – koz	920	789	1,750	1,546
Gold – koz	0.28	0.20	0.57	0.43
Zinc – kt	3.90	3.44	7.50	6.57
Lead – kt	1.60	1.55	3.03	2.84
Copper – kt	1.43	0.79	2.62	1.41

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (1)	$8.49	$17.29	$8.88	$16.55
Total costs per ounce net of by-products (1)	$12.44	$21.29	$12.94	$20.55

Payable silver – koz	788	696	1,501	1,357

Sustaining capital expenditures - thousands	$3,719	$5,517	$8,031	$9,932
(1)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

In Q2 2014, Huaron produced 0.92 million ounces of silver, 17% ahead of the production level achieved in Q2 2013. Silver production increased due to 14% higher throughput rates, stable silver grades, and improved recoveries.

Cash Costs in Q2 2014 were $8.49, 51% lower than the $17.29 per ounce Cash Costs realized in Q2 2013. The majority of the improved Cash Costs arose from improved by-product credits, primarily from an 81% increase in copper production as well as a 13% increase in zinc production.

Sustaining capital expenditures during Q2 2014 totaled $3.7 million at the Huaron mine, which was comprised mainly of exploration, tailings dam expansion, underground development and upgraded mine water-flow management infrastructure.

Pan American Silver Corp.	13

•	Morococha mine(1)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Tonnes milled – thousand	132.8	147.0	272.2	287.9
Average silver grade – grams per tonne	150	136	153	134
Average zinc grade - %	3.84	3.03	3.76	2.93
Average silver recovery - %	85.4	86.9	86.0	86.9
Silver – koz	540	555	1,130	1,079
Gold – koz	0.56	0.57	1.07	1.21
Zinc – kt	4.04	3.74	8.13	7.04
Lead – kt	1.29	0.93	2.38	1.85
Copper – kt	0.43	0.44	0.95	0.86

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (2)	$16.74	$20.88	$15.07	$21.89
Total costs per ounce net of by-products (2)	$26.45	$30.19	$24.48	$31.32

Payable silver – koz	457	474	956	923

Sustaining Capital Expenditures - thousands	$3,307	$6,185	$5,126	$12,442

(1)	Production and cost figures are for Pan American’s 92.3% share only.
(2)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

The Morococha mine produced 0.54 million ounces of silver during Q2 2014, a 3% decrease from the 0.56 million ounces produced in the comparable 2013 quarter. The slight decrease in silver production was attributable to lower throughput, which was partially the result of a week-long union walkout that occurred in April 2014, partially offset by higher silver grades.

Cash Costs in Q2 2014 were $16.74, 20% lower than the $20.88 per ounce incurred in the same quarter a year earlier. The decreased Cash Costs were entirely due to improved by-product credits, which were predominantly the result of superior zinc and lead grades.

Sustaining capital expenditures during Q2 2014 totalled $3.3 million at the Morococha mine. The capital spending was primarily on underground infrastructure and development, equipment rebuild and overhauls, and exploration drilling.

Pan American Silver Corp.	14

•	San Vicente mine(1)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Tonnes milled – thousand	83.8	79.7	163.1	158.8
Average silver grade – grams per tonne	391	390	416	399
Average zinc grade - %	2.27	2.64	2.61	2.54
Average silver recovery - %	93.1	94.5	92.8	93.8
Silver – koz	981	943	2,022	1,912
Zinc – kt	1.54	1.71	3.35	3.21
Lead – kt	0.15	0.13	0.29	0.24

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (2)	$12.96	$16.04	$12.84	$17.35
Total costs per ounce net of by-products (2)	$15.29	$18.22	$15.04	$19.96

Payable silver – koz	905	856	1,863	1,738

Sustaining capital expenditures - thousands	$809	$2,120	$1,595	$3,125
(1)	Production and interest figures are for Pan American’s 95.0% share only.
(2)	Cash costs per ounce and total costs per ounce are Non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the San Vicente mine in Q2 2014 was 0.98 million ounces, in line with production during the comparable quarter last year. The stable silver production in Q2 2014 was attributable to a 5% increase in throughput achieved during the quarter, partially offset by slightly reduced recoveries.

Cash Costs at San Vicente were $12.96 per ounce, which was 19% lower than the $16.04 per ounce realized in the comparable quarter last year. The improved Cash Costs were attributable to operating cash cost reductions, which were partially offset by diminished by-product credits on reduced zinc grades. The decreased cash operating costs at San Vicente were the result of lower royalties and smelting costs.

Sustaining capital expenditures at San Vicente during Q2 2014 totaled $0.8 million and consisted mainly of equipment replacements and underground mine infrastructure.

Pan American Silver Corp.	15

•	Manantial Espejo mine

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Tonnes milled – thousand	191.9	171.2	383.1	341.3
Average silver grade – grams per tonne	147	123	160	149
Average gold grade – grams per tonne	2.46	2.07	3.15	2.28
Average silver recovery - %	91.4	90.8	91.9	91.7
Average gold recovery - %	95.1	94.9	95.5	94.6
Silver – koz	810	666	1,840	1,491
Gold – koz	14.51	11.02	38.96	24.04

Cash cost per ounces of silver net of by-product credits
Cash costs per ounce net of by-products (1)	$18.31	$18.86	$5.36	$12.36
Total costs per ounce net of by-products (1)	$28.64	$28.55	$14.74	$22.20

Payable silver – koz	808	665	1,836	1,488

Sustaining capital expenditures - thousands	$5,136	$3,707	$13,492	$4,255
(1)	Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

Silver production at the Manantial Espejo mine in Q2 2014 was 0.81 million ounces, a 22% increase from the 0.67 million ounces produced in Q2 2013. Similarly, gold production of 14.5 koz in Q2 2014 was 32% higher than the gold production levels achieved in the comparable prior years quarter. The improved silver and gold production levels from a year ago were largely the result of improved grades and recoveries, and also benefited from increased throughput.

Cash Costs decreased 3% from $18.86 in Q2 2013, to $18.31 in Q2 2014. This Cash Cost decrease over Q2 2013 was driven by an 8% decreased cash operating costs per tonne, which benefited from the devaluation of the Argentine Peso, and from improved by-product credits resulting from increased gold production, which was driven by improved gold grades. Partially offsetting the benefit of these factors was persistent inflation in Argentina and lower realized gold prices.

Sustaining capital expenditures at Manantial Espejo during Q2 2014 totalled $5.1 million and consisted mainly of open pit mine pre-stripping and on a tailings dam expansion.

Pan American Silver Corp.	16

2014 Operating outlook

Consolidated silver production of 13.18 million ounces for the six months ended June 30, 2014 was within production rates required to achieve management’s full year silver forecast range of 25.75 to 26.75 million ounces as indicated in the Company’s MD&A for the year ended December 31, 2013 (the “2013 annual MD&A”).

Gold production of 83.6 koz in H1 2014 was consistent with management’s expected production rates required to achieve annual production of between 155.0 koz and 165.0 koz. Base metal production in the first six months of 2014 was ahead of management’s expectations. Based on the Company’s operating plans for the balance of 2014, management remains confident that the full year production of silver, gold, zinc, lead and copper will be within guidance ranges provided in the 2013 Annual MD&A.

Cash Costs in H1 2014 of $10.15 per ounce were lower than management’s forecast range of $11.70 to $12.70 per ounce for the full year 2014. Actual AISCSOS for the first six months of 2014 were $16.82, which was under management’s guidance range of $17.00 to $18.00 per silver ounce for the full 2014 year. At the date of this MD&A, management reaffirms the guidance for Cash Costs and AISCSOS for the full year of 2014 as presented in the 2013 Annual MD&A.

Total sustaining capital for Q2 2014 and H1 2014 was $24.4 million and $49.1 million, respectively. Project capital expenditures in Q2 2014 and H1 2014 totaled $12.9 million and $26.2 million, respectively. This level of capital spending was in line with management’s guidance for the full 2014 year. Management continues to expect sustaining capital and project capital expenditures for 2014 to be approximately $95.5 million and $67.0 million, respectively.

Q2 2014 Project Development Update

•	La Colorada Expansion Project

The La Colorada Expansion Project progressed as planned in Q2 2014 with capital expenditures of $3.8 million. Activity in the quarter included the purchase of a used ball mill, and commencement of the basic engineering for the plant expansion. In the underground mine, 437 meters of underground development were completed. A geotechnical drilling program to determine the optimum location of the future shaft from a ground quality perspective was initiated. An investigation into the availability of a used hoist for the future shaft was completed. Construction of new housing units continued as part of a community upgrade program.

•	Dolores Projects

The Company spent a total of $9.1 million in projects at the Dolores mine in Q2 2014, primarily on the construction of Part 2 of pad 3, which when completed will provide sufficient stacking room on pad 3 until approximately mid-2017, at which time, further lining on pad 3 will be required. As of June 30, 2014, approximately 30,000 square meters of pad area remained to be lined in order to complete this phase of the expansion which has been deferred until the rainy season subsides later this year. In addition, installation of a new leach pad loading conveyor is scheduled to be completed by year-end.

Progress continued during Q2 2014 on the new power line construction project, which when completed will replace the current diesel generated power with grid power from the State of Chihuahua. Right of way negotiations were substantially completed in the quarter, and data collection for the environmental permits advanced as the Company progressed in finalizing the power supply agreement for the mine. This project is expected to have a pay-back period of approximately 2 years.

Pan American Silver Corp.	17

The Company announced positive results of a PEA for the expansion of its Dolores mine by adding a milling and pulp agglomeration circuit to the processing flow sheet to enhance silver and gold recoveries of higher grade mineralization, as well as by developing an underground mine to extract mineral resources that exist beneath the ultimate open pit floor and to the south of the current final pit. The results of the PEA indicate that the Project has the potential to generate an estimated after-tax net present value of the incremental cash flow of $90 million at an 8% discount rate. This represents an internal rate of return of 33% and a capital payback period of 1.7 years using the Company’s current reserve metal prices of $22 per ounce of silver and $1,300 per ounce of gold. The Project economics also remain robust at metal prices of $19 per ounce of silver and $1,200 per ounce of gold. The Project will increase average annual silver production from 3.65 million ounces to 5.04 million ounces, while average annual gold production will increase from an estimated 111.0 koz to 148.0 koz. The PEA contemplates an incremental capital investment of $105 million for the Project. Pan American has decided to defer making a construction decision for the next 9 to 12 months while it invests a modest amount of capital (estimated at $3.0 to $5.0 million) to proceed with additional studies and continues the delineation of the underground accessible mineralization, in order to further de-risk the Project.

Overview of Financial Results

•	Quarterly financial results summary

The following tables set out selected quarterly results for the past ten quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters presented is volatility of realized metal prices, industry wide cost pressures, and the timing of the sales of production, which varies with the timing of shipments. Beginning in the second quarter of 2012, results include the Dolores mine which was acquired with the completion of the 2012 Minefinders acquisition. The fourth quarter of 2012 included a partial write-down of the Navidad project, while the second and fourth quarters of 2013 included impairment charges related to Dolores.

Quarter Ended (unaudited)
2014 (In thousands of USD, other than per share amounts)	March 31	June 30
Revenue	$209,734	$200,847
Mine operating earnings	$31,576	$10,245
Attributable (loss) earnings for the period	$6,844	$(5,472)
Adjusted (loss) earnings for the period(1)(2)	$12,827	$1,817
Basic (loss) earnings per share	$0.05	$(0.04)
Diluted (loss) earnings per share	$0.05	$(0.04)
Cash flow from operating activities	$36,125	$48,737
Cash dividends paid per share	$0.125	$0.125
Other financial information
Total assets	$2,730,962	$2,729,388
Total long term financial liabilities	$110,351	$115,406
Total attributable shareholders’ equity	$2,170,458	$2,146,184
(1)	In Q2 2014 the Company began excluding net realizable value adjustments to long term heap inventory from adjusted earnings, as such certain prior period adjusted earnings have been revised to reflect this treatment. As a result adjusted earnings for the three month period ended March 31, 2014 increased by $4,273 from the $ 8,554 earnings previously reported.
(2)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.

Pan American Silver Corp.	18

Quarters Ended (unaudited)
2013 (In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Year Ended Dec 31
Revenue	$243,012	$175,576	$213,556	$192,360	$824,504
Mine operating earnings	$74,816	$3,814	$33,934	$18,955	$131,519
Attributable (loss) earnings for the period	$20,148	$(186,539)	$14,154	$(293,615)	$(445,851)
Adjusted earnings (loss) for the period(1)(2)	$39,972	$(17,409)	$12,240	$(77,648)	$(42,844)
Basic (loss) earnings per share	$0.13	$(1.23)	$0.09	$(1.94)	$(2.94)
Diluted (loss) earnings per share	$0.10	$(1.23)	$0.09	$(1.94)	$(2.96)
Cash flow from operating activities	$32,251	$469	$40,730	$46,156	$119,606
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,767,456
Total long term financial liabilities					$110,088
Total attributable shareholders’ equity					$2,182,334

(1)	In Q2 2014 the Company began excluding net realizable value adjustments to long term heap inventory from adjusted earnings, as such certain prior period adjusted losses have been revised to reflect this treatment. As a result the adjusted losses for the three and twelve month periods ended December 31, 2014 decreased by $6,658 from the $(84,306) and $(49,502) adjusted losses previously reported for these periods, respectively.
(2)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.

Quarters Ended (unaudited)
2012 (In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Year Ended Dec 31
Revenue	$228,819	$200,597	$251,843	$247,335	$928,594
Mine operating earnings(3)	$101,896	$51,517	$65,440	$85,091	$303,944
Attributable earnings (loss) for the period(3)	$49,883	$36,920	$22,582	$(31,185)	$78,200
Adjusted attributable earnings for the period(1)(2)	$68,781	$8,108	$37,548	$54,110	$168,547
Basic earnings (loss) per share(3)	$0.47	$0.24	$0.15	$(0.20)	$0.56
Diluted earnings (loss) per share(3)	$0.47	$0.18	$0.15	$(0.25)	$0.49
Cash flow from (used in) operating activities	$37,395	$(5,200)	$79,507	$81,603	$193,305
Cash dividends paid per share	$0.0375	$0.0375	$0.05	$0.05	$0.175
Other financial information
Total assets(1)					$3,394,625
Total long term financial liabilities					$143,022
Total attributable shareholders’ equity(1)					$2,710,243
(1)	Adjusted attributable earnings for the period is an alternative performance measure. Please refer to the section Alternative Performance (Non-GAAP) Measures, of this MD&A for a calculation of adjusted earnings for the period.
(2)	Mine operating earnings, unadjusted and adjusted attributable earnings, and basic and diluted earnings per share for the quarters ended June 30, September 30, December 31, 2012 and the year ended December 31, 2012 have been recast for the finalization of the Minefinders purchase price allocation. This recast also affected total assets and total attributable shareholders’ equity as at December 31, 2012. Readers should refer to Note 6 of the audited consolidated financial statements for the year ended December 31, 2013 for full details of the recast results.

•	Adjusted Earnings (Loss)

The Q2 2014 adjusted earnings was $1.8 million compared to an adjusted loss of $18.6 million in Q2 2013. Adjusted earnings of $14.6 million were generated in H1 2014 compared to the adjusted earnings of $20.0 million in H1 2013. The following graph illustrates the key factors leading to the changes to adjusted earnings from Q2 2013 to Q2 2014.

Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a description and detailed reconciliation of adjusted earnings.

Pan American Silver Corp.	19

•	Income Statement Review: Q2 2014 versus Q2 2013, and H1 2014 versus H1 2013

A net loss of $5.7 million was recorded in Q2 2014, as compared to a net loss of $187.1 million recorded in Q2 2013. This translated into basic losses per share of $0.04 in Q2 2014, and $1.23 in Q2 2013. This significant difference was primarily due to a $185.2 million impairment charge to mineral property assets incurred in Q2 2013, with no such charge in the current quarter. Other significant differentiating factors between the quarters included: a $6.4 million improvement in mine operating earnings; a $13.7 million benefit from recorded foreign exchange (“FX”) gains in Q2 2014 versus FX losses in Q2 2013; and a $3.3 million decrease in exploration and project development expenses. These improvements to quarterly earnings were offset by a net $17.3 million decrease in derivative gains; $3.5 million of non-recurring gains from asset sales, and a $3.7 million increase to income taxes.

Earnings in H1 2014 were $1.0 million compared to a net loss of $167 million in H1 2013. On a per share basis, H1 2014 achieved $0.01 of basic earnings per share, while a $1.10 basic loss per share was incurred in H1 2013. Similar to the previously discussed quarterly comparisons, H1 2014 versus H1 2013 earnings improved primarily as a result of a $203 million impairment charge in the H1 2013 and no impairment charge having been incurred in H1 2014. This improvement was offset by $36.8 million less in mine operating earnings in H1 2014, resulting primarily from significantly decreased metals prices.

Revenue for Q2 2014 was $200.9 million, a 14% increase from revenue of $175.6 million for the same period last year. This change was driven by a positive $27.2 million volume variance from higher quantities of metals sold and a positive $21.3 million variance in both provisional and final price and quantity adjustments, due primarily to significant negative price adjustments in Q2 2013 not experienced in Q2 2014. These positive factors were offset by a negative $23.2 million price variance from lower metals prices realized.

H1 2014 revenue of $410.6 million was comparable to the $418.6 million of revenue in H1 2013. Revenue in these periods was affected similarly to the quarters, with negative metals price variances offset by positive sales volume variances as well as positive price and quantity adjustment variances.

Pan American Silver Corp.	20

The following table reflects the metals prices that the Company realized, and the quantities of metals sold during each period. As seen below, there was a sharp decline in realized metals prices, especially for silver and gold, but the quantities of all metals sold in Q2 2014 and H1 2014 increased compared to the comparable periods in 2013.

	Quantities of Metal Sold		Realized Metal Prices		Quantities of Metal Sold		Realized Metal Prices
	Three months ended June 30,				Six months ended June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Silver – koz(1)	6,113	5,938	$19.58	$22.68	12,848	12.121	$19.79	$26.47
Gold – koz(1)	43.1	32.1	$1,289	$1,423	89.8	61.9	$1,286	$1,523
Zinc – kt(1)	9.2	8.8	$2,064	$1,841	18.8	17.3	$2,051	$1,935
Lead – kt(1)	3.7	3.4	$2,070	$2,049	7.0	6.2	$2,085	$2,161
Copper – kt(1)	1.8	1.0	$6,790	$7,127	3.1	2.1	$6,877	$7,529

(1)	Metal prices stated as dollars per tonne for zinc lead and copper, and dollars per ounce for silver and gold.

Mine operating earnings were $10.2 million in Q2 2014, a $6.4 million increase from the $3.8 million generated in Q2 2013. Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin. Mine operating earnings as a ratio to revenue increased from 2% in Q2 2013 to 5% in Q2 2014. The primary contribution to this improved margin was the previously discussed 14% increase in revenues resulting from increased sales volumes. This was offset by lower realized metal prices and increased cost of sales driven by greater sales volume. However, cost of sales as a percentage of revenues decreased from Q2 2013 when compared to the current quarter, as a result of cost efficiencies achieved with increased quantities of metals sold, and through Company-wide cost cutting initiatives.

Mine operating earnings in H1 2014 totaled $41.8 million, a $36.8 million decrease from the $78.6 million in H1 2013. Mine operating earnings as a ratio to revenue decreased from 19% in H1 2013 to 10% in H1 2014. This decrease in margin was primarily from a decrease in metals prices.

General and administrative costs including share based compensation (“G&A”) in Q2 2014 were $5.7 million, a $1.1 million increase from the $4.6 million of G&A incurred in Q2 2013. This increase was primarily as a result of increased salaries and benefits offset by decreased share based compensation. The H1 2014 G&A costs of $11.3 million were comparable to the $10.4 million of G&A in H1 2013.

Exploration and project development expenses of $2.3 million were incurred in Q2 2014 compared to $5.6 million in Q2 2013. Similarly, exploration and project development expenses of $5.2 million in H1 2014 were less than half of the $11.9 million expensed in H1 2013. The continued reduction in exploration spending compared to those incurred in H1 2013 was determined by management to be appropriate given the decline in metal prices experienced in 2013. The expenses recorded in Q2 2014 and H1 2014 primarily represented expenses incurred in the vicinity of the Company’s existing mines, at select greenfield projects, and on holding and maintenance costs associated with the Navidad project and other exploration projects. There were no significant developments that affected the status of the Navidad project in the current quarter.

Foreign exchange gains of $3.4 million were recognized in Q2 2014, compared to losses of $10.3 million in Q2 2013. The current quarter FX gains were primarily generated on the Company’s Canadian dollar (‘CAD”) treasury balances as the Canadian appreciated against the USD by approximately 4% in Q2 2014 and devalued by approximately 1% during Q2 2013. In H1 2014, foreign exchange losses were $2.1 million compared to losses at $12.7 million recognized in H1 2013. The respective decrease in FX losses between these two periods resulted primarily from losses on CAD monetary positions being partly offset primarily by gains recognized on net monetary liabilities denominated in Argentine pesos.

Pan American Silver Corp.	21

Interest and finance expense for Q2 2014 and H1 2014 were $3.5 million and $6.3 million, respectively, and compare to the $2.5 million, and $4.2 million incurred in the same periods in 2013. These expenses continued to consist of accretion of the Company’s closure liabilities and interest expense associated with short term loans, construction and equipment leases and outstanding convertible notes.

Income tax provisions, comprised of both current and deferred income taxes, were $8.4 million and $17.1 million in Q2 2014 and H1 2014, respectively. The income tax provisions for those periods represent a $3.7 million increase and $7.3 million decrease from the $4.7 million and $24.4 million expensed in Q2 2013 and H1 2013, respectively. The increase in the Q2 2014 income tax provision was primarily a consequence of increased taxable earnings generated from operations, as well as from the effects of various temporary and permanent differences as shown in the Canadian statutory income tax rate reconciliation table below. The main factors that affected the effective tax rates for the three and six months ended June 30, 2014, compared to 2013, were: the unrealized gains and losses on the Company’s derivatives; foreign income tax rate differentials; foreign exchange rate changes; the non-recognition of certain deferred tax assets; mining taxes paid; and withholding tax on payments from foreign subsidiaries. Further, in 2013 the Company recorded a non-cash impairment charge on non-current assets and goodwill related to Dolores and other Minefinders’ exploration properties. No tax benefit was recognized for these transactions. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	Three months ended June 30,		Six months ended June 30,
(In thousands of USD, unless stated otherwise)	2014	2013	2014	2013
Income before taxes	$2,749	$(182,347)	$18,202	$(142,613)
Statutory tax rate	26.00%	25.75%	26.00%	25.75%
Income tax expense based on above rates	$715	$(46,955)	$4,733	$(36,723)
Increase (decrease) due to:
Non-deductible expenses	745	1,231	1,736	2,937
Foreign tax rate differences	(1,089)	(10,146)	(90)	(8,509)
Change in net deferred tax assets not recognized:
- Argentina exploration expenses	593	513	776	1,285
- Other deferred tax assets not recognized	(1,962)	3,020	327	1,374
Non-taxable unrealized (gains)/losses on derivative financial instruments	141	(4,301)	167	(3,639)
Effect of other taxes paid (mining and withholding)	2,867	3,928	4,493	6,787
Non- deductible foreign exchange (gain)/loss	1,370	3,822	(395)	1,678
Change to temporary differences on inventory	2,647	-	2,647	-
Impairment charges	-	54,967	-	59,938
Other	2,401	(1,331)	2,727	(722)
	$8,428	$4,748	$17,121	$24,406
Effective tax rate	306.58%	(2.60)%	96.44%	(17.11)%

Pan American Silver Corp.	22

•	Statement of Cash Flows: Q2 2014 versus Q2 2013, and H1 2014 versus H1 2013

Cash flow from operations generated $48.7 million and $84.9 million in Q2 2014 and H1 2014, respectively. This represents an increase of $48.3 million and $52.1 million from the corresponding periods in the prior year. The changes in operating cash flows was primarily the result of differences in cash flows from mine operating earnings, paying less income tax than in the comparable 2013 periods, reduced realized FX losses, and decreased exploration and project development expenses.

Mine operating earnings, after adjusting for non-cash depreciation and amortization, and non-cash inventory write downs, was $9.3 million more in Q2 2014 than in Q2 2013. In Q2 2014, $4.1 million was paid in cash income taxes, $19.1 million less than the $23.1 million paid in Q2 2013.

H1 2014 mine operating earnings adjusted for non-cash depreciation and amortization, and non-cash inventory write downs, was $24.9 million less than in H1 2013. This decreased margin was offset by lower income tax payments, decreased exploration and project development expenditures, reduced realized FX losses, and working capital movement resulting in a lower use of cash. H1 2014 income tax payments of $23.1 million were $45.1 million less than payments of $68.2 million in H1 2013. The decreased tax payments made in H1 2014 were as a result of lower taxable income generated than in H1 2013. Cash income tax payments have a lagged effect, and as such a portion of H1 2013 taxes paid related to the high taxable income of 2012.

Investing activities used $17.3 million and $102.0 million in Q2 2014 and H1 2014, respectively. In Q2 2013 and H1 2013 investing activities generated $0.2 million, and used $87.8 million of cash, respectively. Q2 2014 investing activity cash flows included capital spending on mineral property, plant and equipment of $36.9 million as compared to $44.3 million spent in the comparable quarter of 2013. Partially offsetting these investing cash flows in Q2 2014 was $19.5 million of cash generated by the sale of short term investments, while in Q2 2013, the sale of short term investment generated $39.1 million.

Included in H1 2014 investing activity cash flow was cash used for capital investment in mineral property, plant and equipment of $73.7 million, which was $10.3 million less than the capital investments in H1 2013, which was offset by $9.5 million of asset sale proceeds in H1 2013 that did not occur in H1 2014. In addition, $28.2 million was used in H1 2014 on the purchase of short term investments, $14.4 million more than the $13.8 million used for purchases in H1 2013.

Financing activities used $30.9 million in Q2 2014 and $53.6 million in H1 2014 inclusive of $18.9 million and $37.8 million of dividend payments, respectively. During Q2 2014, short term loan repayments of $11.8 million were made, relating primarily to short-term Argentinean debt, which was drawn down in the comparable quarter of 2013, when $18.6 million was received.

Investments and Investment Income

At the end of current quarter, cash plus short-term investments were $381.6 million ($394.4 million at March 31, 2014), as described in the “Liquidity Position” section below.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Pan American Silver Corp.	23

Investment income for Q2 2014 and H1 2014 totalled $0.6 million and $1.2 million, respectively (Q2 2013 - $1.1 million, H1 2013 - $2.9 million) and consisted mainly of interest income and net gains from the sale of securities within the Company’s short-term investment portfolio.

Liquidity Position

The Company’s cash balance at June 30, 2014 was $179.0 million, which was a $0.9 million increase from the balance at March 31, 2014, while the balance of the Company’s short-term investments at June 30, 2014 was $202.7 million, a $13.6 million decrease from the prior quarter end. The decrease in cash and short-term investment liquidity during Q2 2014 resulted primarily from cash generated from operations being offset by capital investment in property, plant and equipment of $36.9 million, cash utilized for the dividend payments of $18.9 million; and, short-term debt repayments of $11.9 million as previously discussed in the cash flow section. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at June 30, 2014 was $647.5 million, a decrease of $32.8 million from the March 31, 2014 working capital of $680.3 million. The decrease in working capital was mainly from the decrease in cash and short term investments previously discussed, a decreased in net current income tax assets of $13.7 million, and a decrease in inventory balances of $13.1 million.

The Company’s financial position at June 30, 2014, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total shareholders’ equity at June 30, 2014 was $2,146.2 million, a decrease of $24.3 million from March 31, 2014, primarily as a result of the dividends paid and the net loss recorded for the period. As of June 30, 2014, the Company had approximately 151.5 million common shares outstanding for a share capital balance of $2,295.3 million (March 31, 2014 – 151.5 million and $2,295.2 million). The basic weighted average number of common shares outstanding was 151.5 million and 151.4 million for the quarter ended June 30, 2014, and June 30, 2013, respectively; and was 151.5 million and 151.6 million for the six months ended June 30, 2014, and 2013, respectively.

On November 28, 2013, the Company announced that the Toronto Stock Exchange (the “TSX”) had accepted the Company’s notice of its intention to make a normal course issuer bid (“NCIB”) to purchase up to 7,570,535 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares.  The period of the bid began on December 5, 2013 and will continue until December 4, 2014 or an earlier date should the Company complete its purchases. This is the Company’s third consecutive NCIB program, however no shares have been repurchased under this third program up until the date of this MD&A. Under the Company’s previous program that ended on September 3, 2013, the Company acquired a total of 1,012,900 of its common shares at an average price of $17.21, with 415,000 of such shares being purchased in the calendar year 2013. Since initiating share buyback programs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the NCIB are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws.  Pan American is not obligated to make any further purchases under the program.   All common shares acquired by the Company under the share buyback programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American Silver Corp.	24

Pan American maintains the NCIB because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects.  The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buyback program.

A copy of the Company’s notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at June 30, 2014, the Company had approximately 1.2 million stock options outstanding, with exercise prices in the range of CAD $11.49 to CAD $40.22 and a weighted average life of 54 months. 0.8 million of the stock options were vested and exercisable at June 30, 2014 with an average weighted exercise price of $25.44 per share.

The Company has 7.8 million share purchase warrants outstanding that were issued as part of the Aquiline acquisition in December of 2009, and expire in December 2014, with an exercise price of CAD $35.00.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at August 13, 2014
Common shares	151,501,815
Warrants	7,814,605
Options	1,183,487
Total	160,500,907

Additionally, as described in the June 30, 2014 unaudited condensed interim consolidated financial statements in the note entitled Long Term Debt (Note 14 of the Unaudited Financial Statements), the Company has outstanding convertible notes associated with the Minefinders acquisition that could result in the issuance of a variable amount of common shares.

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, at June 30, 2014, the Company had no metal under price contracts.

A part of the Company’s operating and capital expenditures is denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short term investments of $107.0 million in CAD and $21.6 million in Mexican pesos at June 30, 2014. At that date and the date of this MD&A, the Company did not have any open foreign currency forward contracts.

Pan American Silver Corp.	25

In the second and fourth quarters of 2013, the Company entered into short term bank loans in Argentina for proceeds of $18.6 million and $4.7 million, respectively. These loans are denominated in Argentine pesos and were drawn for the purposes of short term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets. As of June 30, 2014, the balance on these loans was $2.6 million.

The Company recorded a $nil gain or loss on commodity and foreign currency contracts in Q2 2014 and H1 2014, compared to a loss of $0.4 million and a $1.0 million gain in Q2 2013 and H1 2013, respectively.

The carrying value of share purchase warrants and the conversion feature on convertible notes are at fair value, while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

The Company’s share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values reported in the income statement as gain/loss on derivatives. The Company used as its assumptions for calculating fair value of the 7.8 million warrants outstanding at June 30, 2014 a risk-free interest rate of 1.0%, expected stock price volatility of 34.9%, expected life of 0.44 years (expiry in December 2014) expected dividend yield of 3.1%, a quoted market price of the Company’s shares on the TSX of $16.36, an exchange rate of $1 CAD to $0.94 USD, and an exercise price of CAD $35 per share. The change in the valuation of these share purchase warrants creates a permanent difference for tax purposes and results in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and is adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative is now recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at June 30, 2014 were expected stock price volatility of 40.4%, expected life of 1.5 years, and expected dividend yield of 3.26%.

During Q2 2014 and H1 2014, the Company recorded losses on the revaluation of the share purchase warrants and the convertible notes of $0.5 million and $0.6 million, respectively. In Q2 2013 and H1 2013 derivative revaluation gains were recognized for $16.8 million and $14.1 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contractual Commitments and Contingencies

The Company does not have any material off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed in this MD&A and the unaudited condensed interim consolidated financial statements and the related notes.

Pan American Silver Corp.	26

The Company had the following contractual obligations at June 30, 2014:

Payments due by period
(In thousands of USD)	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$9,976	$4,874	$4,357	$745	$-
Current liabilities	175,499	175,499	-	-	-
Loan payable (Note 11)	2,565	2,565	-	-	-
Severance accrual	3,474	339	185	635	2,315
Employee compensation plan(3)	206	206	-	-	-
Restricted share units (“RSUs”)(3)	2,891	1,764	1,127	-	-
Convertible notes (4)	39,496	2,446	37,050	-	-
Total contractual obligations(5)	$234,107	$187,693	$42,719	$1,380	$2,315
(1)	Includes lease obligations in the amount of $10.0 million (December 31, 2013 - $10.9 million) with a net present value of $9.4 million (December 31, 2013 - $10.2 million).
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

2014
Total current liabilities per Statements of Financial Position	$183,350
Add:
Future interest component of:
- Finance lease	304
- Convertible note	2,446
Future commitments less portion accrued for:
- Restricted share units	533
- Employee compensation plan	1,060
Total contractual obligations within one year	$187,693
(3)	Includes a retention plan obligation in the amount of $0.2 million (2013 - $3.7 million) that vested in two instalments, the first 50% in June 2013 and the remaining 50% in June 2014 and a RSU obligation in the amount of $2.8 million (2013 – $1.7 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2014 and 50% in December 2015.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 of the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2014 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 15, and deferred tax liabilities.

related party transactions

During the three and six months ended June 30, 2014, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $0.2 million and $0.2 million, respectively (Q2 2013 - $0.1 million, H1 2013 - $0.2) for consulting services, which was charged to general and administrative costs.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

subsequent events

On July 7, 2014 the Company’s union at the Company's San Vicente mine in Bolivia went on strike effectively shutting down the operation and ceasing all production activities. The union representatives were disputing recent senior management changes at the Company's wholly owned subsidiary, Pan American Silver Bolivia S.A. The Company and the Union were able to reach an amicable solution to end the strike, and production activities at the mine resumed on July 21, 2014.

Pan American Silver Corp.	27

Alternative Performance (non-gaap) Measures

•	AISCSOS

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the cost of sales, as reported in the consolidated income statements for the respective periods.

		Three months ended June 30,		Six months ended June 30,
(In thousands of USD , unless stated otherwise)		2014	2013	2014	2013
Production costs		$145,876	$135,882	$276,754	$264,431
Royalties		$6,429	$3,641	$16,849	$13,221
Smelting, refining and transportation charges(1)		$20,668	$18,534	$45,406	$42,516
Less by-product credits(1)		$(94,793)	$(75,828)	$(190,229)	$(156,800)
Cash cost of sales net of by-products(3)		$78,180	$82,229	$148,780	$163,368

Sustaining capital(2)		$24,411	$34,691	$49,109	$61,065
Exploration and project development		$2,302	$5,611	$5,282	$11,863
Reclamation cost accretion		$801	$757	$1,620	$1,514
General & administrative expense		$5,718	$4,584	$11,296	$10,438
All-in sustaining costs(3)	A	$111,412	$127,873	$216,087	$248,248
Payable ounces sold (in koz)	B	6,113	5,938	12,848	12,121
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$18.23	$21.54	$16.82	$20.48
(1)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metals prices for the applicable periods.
(2)	Please refer to the table below.
(3)	Totals may not add due to rounding.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, Navidad project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended June 30,		Six months ended June 30,
(in thousands of USD)	2014	2013	2014	2013
Payments for mineral property, plant and equipment(1)	$36,894	$44,331	$73,705	$84,024
Add/(Subtract)
Advances received for leases	$535	$2,504	$1,714	$2,475
Navidad project capital	$(57)	$(2)	$(59)	$(116)
La Colorada expansion capital	$(3,822)	$-	$(7,450)	$-
Dolores leach pads & other projects	$(9,096)	$(12,092)	$(18,661)	$(25,163)
Other non-operating capital	$(43)	$(50)	$(140)	$(155)
Sustaining Capital(2)	$24,411	$34,691	$49,109	$61,065
(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.
(2)	Totals may not add due to rounding.

Pan American Silver Corp.	28

	Three months ended June 30, 2014
AISCSOS	La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total

Production Costs	$12,237	$15,970	$36,550	$20,457	$18,969	$4,992	$36,702		$145,876

Royalties	112	127	1,118	-	-	4,184	887		6,429
Smelting, refining and other direct selling charges	2,895	155	39	7,799	4,435	3,330	2,016		20,668

Less by-product credits	(5,921)	(5,521)	(18,309)	(18,750)	(13,783)	(1,866)	(30,642)		(94,793)
Cash cost per Ounce of Silver net of by-product credits(1)	$9,322	$10,731	$19,398	$9,506	$9,620	$10,640	$8,963		$78,180

Sustaining capital	4,918	115	6,406	3,719	3,307	809	5,136		24,411

Exploration	2	84	283	653	150	-	160	971	2,302

Reclamation cost accretion	59	58	91	150	96	56	264	26	801
General & Administrative expense	-	-	-	-	-	-	-	5,718	5,718
All-in sustaining costs(1)	$14,302	$10,988	$26,178	$14,027	$13,173	$11,505	$14,522	$6,715	$111,411

Payable silver ounces sold (koz)	1,172	1,012	909	836	521	542	1,120		6,113

All-in Sustaining Costs per Silver Ounce Sold	$12.20	$10.85	$28.80	$16.79	$25.26	$21.23	$12.96	N/A	$18.23
(1)	Totals may not add due to rounding.

	Six months ended June 30, 2014
AISCSOS	La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total

Production Costs	$24,456	$32,072	$74,103	$37,617	$35,037	$15,872	$57,598		$276,754

Royalties	224	259	2,519	-	-	11,447	2,398		16,849
Smelting, refining and other direct selling charges	5,636	344	88	13,654	8,683	11,991	5,011		45,406

Less by-product credits	(11,738)	(11,584)	(41,169)	(33,591)	(26,688)	(4,965)	(60,494)		(190,229)
Cash cost per Ounce of Silver net of by-product credits(1)	$18,579	$21,090	$35,541	$17,679	$17,032	$34,345	$4,513		$148,780

Sustaining capital	7,815	204	12,845	8,031	5,126	1,595	13,492		49,109

Exploration	5	93	659	1,053	338	-	262	2,872	5,282

Reclamation cost accretion	119	116	181	300	192	113	548	51	1,620
General & Administrative expense	-	-	-	-	-	-	-	11,296	11,296
All-in sustaining costs(1)	$26,518	$21,503	$49,226	$27,063	$22,688	$36,053	$18,815	$14,219	$216,086

Payable silver ounces sold (koz)	2,335	2,020	1,977	1,488	1,018	2,024	1,985		12,848

All-in Sustaining Costs per Silver Ounce Sold	$11.36	$10.65	$24.90	$18.18	$22.29	$17.81	$9.48	N/A	$16.82
(1)	Totals may not add due to rounding.

Pan American Silver Corp.	29

	Three months ended June 30, 2013
AISCSOS	La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total

Production Costs	$15,794	$14,925	$25,677	$18,235	$17,063	$4,292	$39,895		$135,882

Royalties	-	-	1,091	-	-	1,737	812		3,641
Smelting, refining and other direct selling charges	2,909	151	29	7,917	2,393	3,242	1,894		18,534

Less by-product credits	(5,733)	(5,040)	(20,439)	(12,356)	(10,998)	(2,118)	(19,144)		(75,828)
Cash cost per Ounce of Silver net of by-product credits(1)	$12,970	$10,036	$6,357	$13,795	$8,459	$7,153	$23,458		$82,229

Sustaining capital	5,864	2,490	8,807	5,517	6,185	2,120	3,707		34,691

Exploration	44	764	721	257	673	-	63	3,089	5,611

Reclamation cost accretion	53	48	80	137	99	70	244	25	757
General & Administrative expense	-	-	-	-	-	-	-	4,584	4,584
All-in sustaining costs(1)	$18,931	$13,338	$15,966	$19,706	$15,417	$9,343	$27,472	$7,699	$127,872

Payable silver ounces sold (koz)	1,271	1,400	820	614	449	543	839		5,938

All-in Sustaining Costs per Silver Ounce Sold	$14.89	$9.53	$19.47	$32.08	$34.31	$17.20	$32.73	N/A	$21.54
(1)	Totals may not add due to rounding.

	Six months ended June 30, 2013
AISCSOS	La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total

Production Costs	$25,131	$30,981	$48,662	$38,860	$40,948	$12,382	$67,467		$264,431

Royalties	-	-	2,142	-	-	8,860	2,219		13,221
Smelting, refining and other direct selling charges	4,950	263	42	14,945	7,634	11,054	3,630		42,516

Less by-product credits	(11,011)	(11,752)	(40,627)	(25,427)	(24,097)	(5,237)	(38,650)		(156,800)
Cash cost per Ounce of Silver net of by-product credits(1)	$19,069	$19,491	$10,219	$28,378	$24,485	$27,059	$34,665		$163,367

Sustaining capital	10,072	4,798	16,440	9,932	12,442	3,125	4,255		61,065

Exploration	121	1,084	2,386	430	1,338	-	116	6,388	11,863

Reclamation cost accretion	105	96	161	275	199	140	488	51	1,514

General & Administrative expense	-	-	-	-	-	-	-	10,438	10,438
All-in sustaining costs(1)	$29,368	$25,469	$29,206	$39,015	$38,464	$30,324	$39,525	$16,877	$248,247

Payable silver ounces sold (koz)	2,115	2,894	1,490	1,356	979	1,531	1,757		12,121

All-in Sustaining Costs per Silver Ounce Sold	$13.89	$8.80	$19.60	$28.77	$39.28	$19.81	$22.50	N/A	$20.48
(1)	Totals may not add due to rounding.

Pan American Silver Corp.	30

•	Cash and Total Costs per Ounce of Silver, Net of By-Product Credits

Pan American produces by-product metals incidentally to our silver mining activities. Sales of silver contributed approximately 56% of our total revenues for Q2 2014 (Q2 2013 – 64%) while by-products were responsible for the remaining 44% (Q2 2013 - 36%).  We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce, net of by-product credits, are utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Cash and Total Cost per Ounce Reconciliation		Three months ended June 30,		Six months ended June 30,
(In thousands of USD, unless stated otherwise)		2014	2013	2014	2013
Production costs		$145,876	$135,882	$276,754	$264,431
Add / (Subtract)
Royalties		6,429	3,641	16,849	13,221
Smelting, refining, and transportation charges		17,318	19,080	34,214	37,636
Worker’s participation and voluntary payments		(190)	126	(334)	(443)
Change in inventories		7,568	3,985	3,659	990
Other		(1,776)	(2,785)	(2,560)	(2,886)
Non-controlling interests(2)		(1,259)	(1,563)	(2,466)	(3,301)
Metal Inventories write-down		(10,018)	(13,229)	(12,327)	(13,229)
Cash Operating Costs before by-product credits(1)		$163,947	$145,138	$313,790	$296,418
Less gold credit		(47,920)	(41,455)	(106,583)	(92,991)
Less zinc credit		(20,488)	(17,026)	(40,650)	(34,113)
Less lead credit		(7,995)	(6,983)	(15,363)	(14,042)
Less copper credit		(12,536)	(8,840)	(24,483)	(16,912)
Cash Operating Costs net of by-product credits(1)	A	$75,008	$70,835	$126,712	$138,360

Add / (Subtract)
Depreciation and amortization		38,297	32,239	75,157	62,306
Closure and decommissioning provision		801	757	1,620	1,514
Change in inventories		2,745	821	7,360	6,026
Other		-	(475)	-	(475)
Non-controlling interests(2)		(483)	(473)	(968)	(978)
Total Production Costs net of by-product credits(1)	B	$116,368	$103,703	$209,880	$206,755

Payable Silver Production (thousand ozs.)	C	6,219	5,861	12,482	11,820
Cash Costs per ounce net of by-product credits	A/C	$12.06	$12.09	$10.15	$11.71
Total Production Costs per ounce net of by-product credits	B/C	$18.71	$17.69	$16.81	$17.49
(1)	Totals may not add due to rounding.
(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.
Pan American Silver Corp.	31

Three months ended June 30, 2014
Cash Costs		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,623	$17,468	$34,742	$26,161	$20,557	$14,672	$33,488	$162,713
Less gold credit	b1	(602)	(6,119)	(21,801)	(141)	(528)	-	(18,684)	(47,875)
Less zinc credit	b2	(3,375)	-	-	(6,745)	(6,991)	(2,652)	-	(19,763)
Less lead credit	b3	(1,791)	-	-	(3,159)	(2,532)	(286)	-	(7,768)
Less copper credit	b4	-	(18)	-	(9,429)	(2,851)	-	-	(12,297)
Sub-total by-product credits (1)	B=( b1+ b2+ b3+ b4)	$(5,768)	$(6,137)	$(21,801)	$(19,473)	$(12,902)	$(2,939)	$(18,684)	$(87,704)
Cash Costs net of by-product credits (1)	C=(A+B)	$9,855	$11,331	$12,941	$6,689	$7,655	$11,734	$14,804	$75,009
Depreciation, amortization & reclamation	D	2,300	2,764	18,288	3,116	4,439	2,107	8,346	41,360
Total production costs net of by-product credits (1)	E=(C+D)	$12,156	$14,095	$31,229	$9,804	$12,094	$13,841	$23,150	$116,369

Payable ounces of silver (koz)	F	1,193	1,020	1,047	788	457	905	808	6,219

Cash cost per Ounce of Silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$8.26	$11.11	$12.36	$8.49	$16.74	$12.96	$18.31	$12.06
Total production cost per ounce net of by-products	=E/F	$10.19	$13.82	$29.83	$12.44	$26.45	$15.29	$28.64	$18.71
(1)	Totals may not add due to rounding.

Six months ended June 30, 2014
Cash Costs		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$30,929	$31,791	$67,964	$49,941	$40,395	$30,225	$60,035	$311,281
Less gold credit	b1	(1,315)	(10,681)	(43,007)	(310)	(997)	$-	(50,189)	(106,500)
Less zinc credit	b2	(6,632)	-	-	(12,877)	(13,902)	$(5,770)	-	(39,181)
Less lead credit	b3	(3,720)	-	-	(5,994)	(4,694)	$(534)	-	(14,941)
Less copper credit	b4	-	(118)	-	(17,429)	(6,400)	$-	-	(23,947)
Sub-total by-product credits (1)	B=( b1+ b2+ b3+ b4)	$(11,667)	$(10,799)	$(43,007)	$(36,610)	$(25,993)	$(6,304)	$(50,189)	$(184,569)
Cash Costs net of by-product credits (1)	C=(A+B)	$19,262	$20,992	$24,957	$13,331	$14,402	$23,921	$9,846	$126,712
Depreciation, amortization & reclamation	D	4,564	6,250	35,965	6,088	8,989	4,087	17,224	83,169
Total production costs net of by-product credits (1)	E=(C+D)	$23,827	$27,243	$60,922	$19,419	$23,392	$28,008	$27,070	$209,880

Payable ounces of silver (koz)	F	2,348	1,924	2,055	1,501	956	1,863	1,836	12,482

Cash cost per Ounce of Silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$8.20	$10.91	$12.14	$8.88	$15.07	$12.84	$5.36	$10.15
Total production cost per ounce net of by-products	=E/F	$10.15	$14.16	$29.64	$12.94	$24.48	$15.04	$14.74	$16.81
(1)	Totals may not add due to rounding.

Pan American Silver Corp.	32

Three months ended June 30, 2013
Cash Costs		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$16,933	$15,188	$20,410	$25,726	$20,944	$16,700	$28,024	$143,926
Less gold credit	b1	(806)	(5,530)	(19,030)	(4)	(550)	-	(15,487)	(41,408)
Less zinc credit	b2	(2,672)	-	-	(5,320)	(5,763)	(2,643)	-	(16,398)
Less lead credit	b3	(1,714)	-	-	(2,986)	(1,787)	(328)	-	(6,814)
Less copper credit	b4	-	(157)	-	(5,377)	(2,938)	-	-	(8,472)
Sub-total by-product credits (1)	B=( b1+ b2+ b3+ b4)	$(5,192)	$(5,687)	$(19,030)	$(13,688)	$(11,038)	$(2,971)	$(15,487)	$(73,092)
Cash Costs net of by-product credits (1)	C=(A+B)	$11,742	$9,501	$1,380	$12,038	$9,906	$13,729	$12,538	$70,834
Depreciation, amortization & reclamation	D	2,044	4,984	10,325	2,780	4,419	1,872	6,444	32,869
Total production costs net of by-product credits (1)	E=(C+D)	$13,786	$14,485	$11,705	$14,818	$14,326	$15,602	$18,981	$103,702

Payable ounces of silver (koz)	F	1,102	1,310	757	696	474	856	665	5,861

Cash cost per Ounce of Silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$10.65	$7.25	$1.82	$17.29	$20.88	$16.04	$18.86	$12.09
Total production cost per ounce net of by-products	=E/F	$12.51	$11.05	$15.46	$21.29	$30.19	$18.22	$28.55	$17.69
(1)	Totals may not add due to rounding.

Six months ended June 30, 2013
Cash Costs		La Colorada	Alamo Dorado	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$31,898	$29,196	$50,375	$48,955	$42,748	$35,972	$55,054	$294,199
Less gold credit	b1	(1,585)	(10,596)	(42,620)	(92)	(1,321)	-	(36,667)	(92,879)
Less zinc credit	b2	(5,731)	-	-	(10,572)	(11,380)	(5,191)	-	(32,874)
Less lead credit	b3	(3,495)	-	-	(5,773)	(3,782)	(638)	-	(13,688)
Less copper credit	b4	-	(275)	-	(10,062)	(6,061)	-	-	(16,397)
Sub-total by-product credits (1)	B=( b1+ b2+ b3+ b4)	$(10,810)	$(10,871)	$(42,620)	$(26,499)	$(22,543)	$(5,829)	$(36,667)	$(155,839)
Cash Costs net of by-product credits (1)	C=(A+B)	$21,087	$18,325	$7,756	$22,457	$20,205	$30,143	$18,387	$138,360
Depreciation, amortization & reclamation	D	3,897	9,570	21,599	5,437	8,705	4,548	14,639	68,394
Total production costs net of by-product credits (1)	E=(C+D)	$24,984	$27,895	$29,355	$27,894	$28,910	$34,691	$33,027	$206,755

Payable ounces of silver (koz)	F	2,163	2,572	1,580	1,357	923	1,738	1,488	11,820

Cash cost per Ounce of Silver net of by-product credits

Cash cost per ounce net of by-products	=C/F	$9.75	$7.13	$4.91	$16.55	$21.89	$17.35	$12.36	$11.71
Total production cost per ounce net of by-products	=E/F	$11.55	$10.85	$18.58	$20.55	$31.32	$19.96	$22.20	$17.49
(1)	Totals may not add due to rounding.

Pan American Silver Corp.	33

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings to the net (loss) earnings for the second quarter of 2014 and 2013.

	Three months ended June 30,		Six months ended June 30,
Adjusted Earnings Reconciliation	2014	2013	2014	2013
Net (loss) earnings for the period	$(5,679)	$(187,095)	$1,081	$(167,019)
Adjust derivative loss (gain)	543	(16,782)	642	(14,133)
Adjust impairment of mineral property	-	185,187	-	203,443
Adjust unrealized foreign exchange losses	371	3,237	2,075	7,564
Adjust net realizable value of inventory(1)	10,515	-	17,114	-
Adjust unrealized gain on commodity contracts	-	645	-	(623)
Adjust gain on sale of assets	(323)	(3,896)	(329)	(7,964)
Adjust acquisition costs	-	-	-	-
Adjust for effect of taxes	(3,610)	75	(5,939)	(1,295)
Adjusted earnings (loss) for the period	$1,817	$(18,629)	$14,644	$19,973
Weighted average shares for the period	151,503	151,409	151,501	151,583
Adjusted earnings (loss) per share for the period	$0.01	$(0.12)	$0.10	$0.13
(1)	In Q2 2014 the Company began excluding net realizable value adjustments to long term heap inventory from adjusted earnings.

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead and copper; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; environmental risks; and risks related to its relations with employees. These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2013.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent in Pan American’s business.

•	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. From time to time, Pan American mitigates the price risk associated with its metal production by committing some of its future production under forward sales or option contracts as discussed in the section Financial Instruments of this MD&A. If metal prices remain at these levels for an extended period of time, the Company may need to reassess its long-term price assumptions, and a significant decrease in the long-term price assumptions would be an indicator of potential impairment. If these conditions exist at the end of our next reporting period, we will be required to consider if they represent indicators of impairment and if we conclude they do, then we will perform an impairment assessment on related assets.

Pan American Silver Corp.	34

•	Foreign Jurisdiction Risk

All of Pan American’s current production and revenue is derived from its operations in Mexico, Peru, Argentina and Bolivia, where the majority of Pan American’s operations are conducted. All of these jurisdictions are potentially subject to a number of political and economic risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to environmental and operational permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted and we are unable to determine the impact of these risks on our future financial position or results of operations. Our exploration, development and production activities may be substantially affected by such risks and uncertainties which are, in many cases, outside of our control. The Company has no political risk insurance coverage against these risks.

The Company’s Mexican operations, Alamo Dorado and La Colorada, suffered from armed robberies of doré within the past three years. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. In particular, in November 2004, approximately 200 farmers attacked and damaged the La Zanja exploration camp located in Santa Cruz province, Peru, which was owned by Compañía de Minas Buenaventura and Newmont Mining Corporation. One person was killed and three injured during the protest.

There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

Pan American Silver Corp.	35

Government regulation in Argentina related to the economy has increased substantially over the past two years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments earlier this year while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the quarter ended September 30, 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In June 2013, the provincial government of Santa Cruz, Argentina, passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged on published reserves which has the potential to significantly affect the Manantial Espejo mine as well as other companies operating in the province. Regulations for the application and calculation of this tax have not been issued as of the date of this MD&A. The Company has in place certain contracts that could potentially affect or exempt the Company from the application of this new tax and as such is evaluating its options with its advisors. The Company and potentially other mining companies in the province are also evaluating further options that include challenging the legality and constitutionality of the tax.

Pan American Silver Corp.	36

Following several years of uncertainty and speculation, on May 28, 2014 the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”) which may have significant effects on the mining industry in Bolivia. The New Mining Law is based on the principles of the 2009 Bolivian Constitution which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration. Thus, the provisions of the New Mining Law have further entrenched the state-driven mining regime in the country, including the creation of a new Bolivian mining authority (“AJAM”) to provide principal mining oversight, varying the role of the Bolivian state mining corporation (“COMIBOL”) to focus exclusively on managing state-involved mining projects, requiring minimum levels of state participation and profit sharing in certain projects and by mandating that a state representative is appointed as president of the board of directors of mining associations formed under the New Mining Law. The New Mining Law has also been formulated to support the Bolivian economy by encouraging local industrial growth, for instance, by requiring mining companies to first seek the sale of their products to Bolivian counterparties before looking to international refiners and markets. Perhaps most important to the Company, under the New Mining Law, all pre-existing contracts must migrate to a new form of agreement, with renegotiated terms, within a 12 or 18 month period. As such, the Company’s current joint venture agreement with COMIBOL in connection with the San Vicente mine will need to be renegotiated in order to conform to the New Mining Law. The Company is assessing the potential impacts of the New Mining Law on its business, but the primary effects on the San Vicente operation and the Company’s interest therein will not be known until such time as the Company has, if compelled to do so, renegotiated its existing contract, and the full impact may only be realized over time. In the meantime, the New Mining Law provides that pre-existing agreements will be respected during the prescribed period of renegotiation and the Company will take every measure available to enforce its rights under its existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the prescribed renegotiation of the Company’s contract will not impact the Company’s involvement in the San Vicente operation in a materially negative way and such actions could have a material adverse impact on the Company and its business.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts for the year ended December 31, 2013 or for the quarter ended June 30, 2014. During 2014, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempts to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the section “Financial Instruments”.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

Pan American Silver Corp.	37

SIGNIFICANT Judgements AND KEY SOURCES OF ESTIMATION UNCERTAINTY In The Application Of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2013, for the Company’s summary of significant accounting policies.

Changes in Accounting Standards

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's condensed interim consolidated financial statements.

a.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and de-recognition of financial instruments. The mandatory effective date will be added when all phases of IFRS 9 are completed with sufficient lead time for implementation. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The Company will apply IFRS 15 beginning on January 1, 2017. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

Pan American Silver Corp.	38

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors; and,

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2014 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Technical information contained in this MD&A with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American Silver Corp.	39

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AMENDMENTS TO THE LABOUR LAWS IN MEXICO WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR MEXICAN SUSBSIDIARIES, new and undefined taxation laws such as those enacted in the Province of Santa cruz, argentina, which could have significant effects on the company’s manantial espejo mine operation; And the enactment of the new mining law in bolivia which could have significant impact on the san vicente mine and the company’s interest in and benefit from the mine; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS PARTICULARLY IN ARGENTINA; RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA AND BOLIVIA, AND THEIR POSSIBLE EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; the company’S election whether or not to proceed with any particular project, the ability of the company to successfully complete any expansion or other projects and the achievment of any estimateD economic or other results or benefits from such projects. THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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